# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 08/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000897101-25-000218
Filed by CIK 0002014854
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,504,347; sole dispositive power 0; shared dispositive power 3,504,347; aggregate amount beneficially owned 3,504,347 (8.7% of the class)
- COGHILL CAPITAL MANAGEMENT LLC (CIK 0001162675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,504,347; sole dispositive power 0; shared dispositive power 3,504,347; aggregate amount beneficially owned 3,504,347 (8.7% of the class)
- Drake Helix Holdings, LLC (CIK 0002077865): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 83,000; sole dispositive power 0; shared dispositive power 83,000; aggregate amount beneficially owned 83,000 (0.2% of the class)
- CDC Financial, Inc. (CIK 0002077836): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,587,347; sole dispositive power 0; shared dispositive power 3,587,347; aggregate amount beneficially owned 3,587,347 (8.9% of the class)
- COGHILL CLINT D (CIK 0001235155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 2,410; shared voting power 3,587,347; sole dispositive power 2,410; shared dispositive power 3,587,347; aggregate amount beneficially owned 3,589,757 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Stoney Lonesome HF LP, a Delaware limited partnership ("Stoney Lonesome"), with respect to the shares of Common Stock, $0.01 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Coghill Capital Management, LLC, a Delaware limited liability company ("CCM"), as the general partner of Stoney Lonesome;

(iii) The Drake Helix Holdings, LLC, a Wyoming limited liability company ("Drake Helix"), with respect to the Shares directly and beneficially owned by it;

(iv) CDC Financial, Inc., an Illinois corporation ("CDC Financial"), as the managing member of each of CCM and Drake Helix; and

(v) Clint D. Coghill, with respect to the Shares directly and beneficially owned by him and as the President and sole shareholder of CDC Financial. Mr. Coghill is also a director of the Issuer.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of CDC Financial. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 222 S Riverside Plaza, 15th Floor, Chicago, Illinois 60606.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of Stoney Lonesome and Drake Helix is investing in securities. The principal business of CCM is serving as the general partner of Stoney Lonesome. The principal business of CDC Financial is serving as the managing member of each of CCM and Drake Helix. The principal occupation of Mr. Coghill is serving as the President and sole shareholder of CDC Financial.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of Stoney Lonesome and CCM is organized under the laws of the State of Delaware. Drake Helix is organized under the laws of the State of Wyoming. CDC Financial is organized under the laws of the State of Illinois. Mr. Coghill is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Stoney Lonesome and Drake Helix were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,504,347 Shares directly owned by Stoney Lonesome is approximately $19,653,735, including brokerage commissions. The aggregate purchase price of the 83,000 Shares directly owned by Drake Helix is approximately $519,357, including brokerage commissions. The Shares directly owned by Mr. Coghill were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,410 Shares directly owned by Mr. Coghill is approximately $16,750, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 40,466,053 Shares outstanding as of August 1, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

As of the date hereof, Stoney Lonesome directly beneficially owned 3,504,347 Shares, constituting approximately 8.7% of the Shares outstanding. CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 3,504,347 Shares directly owned by Stoney Lonesome, constituting approximately 8.7% of the Shares outstanding.

As of the date hereof, Drake Helix directly beneficially owned 83,000 Shares, constituting approximately 0.2% of the Shares outstanding.

CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the (i) 3,504,347 Shares directly owned by Stoney Lonesome and (ii) 83,000 Shares directly owned by Drake Helix, constituting approximately 8.9% of the Shares outstanding.

As of the date hereof, Mr. Coghill directly beneficially owned 2,410 Shares, constituting approximately 0.01% of the Shares outstanding. Mr. Coghill, as the President and sole shareholder of CDC Financial, may also be deemed the beneficial owner of the (i) 3,504,347 Shares directly owned by Stoney Lonesome and (ii) 83,000 Shares directly owned by Drake Helix, which, together with the 2,410 Shares he directly owns, constitutes an aggregate of 3,589,757 Shares, constituting approximately 8.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Stoney Lonesome, CCM, CDC Financial and Mr. Coghill may be deemed to share the power to vote and dispose of the Shares directly owned by Stoney Lonesome. Each of Drake Helix, CDC Financial and Mr. Coghill may be deemed to share the power to vote and dispose of the Shares directly owned by Drake Helix. Mr. Coghill has the sole power to vote and dispose of the Shares directly owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated to read as follows:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 14, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 1, 2025, Mr. Coghill was awarded 41,922 restricted stock units ("RSUs") in connection with his service as a director of the Issuer. The RSUs, which convert into Shares on a one-for-one basis, vest on the first anniversary of the date of grant so long as Mr. Coghill remains a member of the board of directors of the Issuer through the vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated August 14, 2025.

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (08/14/2025)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (08/14/2025)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (08/14/2025)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (08/14/2025)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (08/14/2025)